SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 9, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

 (Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Report of Voting Results of the Annual General and Special Meeting of Shareholders held on February 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   March 9, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TAN RANGE EXPLORATION CORPORATION

(the “Corporation”)

Annual General and Special Meeting of Shareholders

held on

February 27, 2006

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Against/Withheld:

1.

Fix the Number of Directors

The following were the results to fix the number of directors at eight (8):

Votes For	%	Votes Against
48,748,131	99.84	79,000

2.

Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld
James E. Sinclair	48,884,672	99.98	8,691
Victoria Luis	48,736,172	99.71	142,191
Marek J. Kreczmer	48,324,289	98.84	569,074
Anton Esterhuizen	48,837,272	99.89	56,091
William Harvey	48,813,672	99.84	79,691
Ulrich Rath	48,852,372	99.95	25,991
Rosalind Morrow	48,825,772	99.86	67,591
Norman Betts	48,836,972	99.88	56,391

3.

Appointment of Auditors

The following were the results to appoint KPMG LLP as auditors of the Company:

Votes For	%	Votes Withheld
48,813,431	99.84	79,932

4.

Authorize the Directors to fix auditor’s remuneration

The following were the results to authorize the Directors to fix auditor’s remuneration:

Votes For	%	Votes Against
48,602,416	99.57	209,813

5.

Change the name of the Corporation to Tanzanian Royalty Exploration Corporation

The following are the results to change the name of the Corporation to Tanzanian Royalty Exploration Corporation:

Votes For	%	Votes Against
48,307,267	98.93	523,057

6.

Restricted Stock Unit Incentive Plan

The following are the results to approve the Restricted Stock Unit Incentive Plan:

Votes For	%	Votes Against	No Vote
11,168,749	91.66	39,109	36,668,930

TAN RANGE EXPLORATION CORPORATION

“Victoria Luis”

Victoria Luis, Corporate Secretary